Exhibit 12



         PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                             TOTAL ENTERPRISE
             Computation of Ratio of Earnings to Fixed Charges


                                                Millions of Dollars
                                       --------------------------------------
                                              Years Ended December 31
                                       --------------------------------------
                                         1994    1993    1992    1991    1990
                                       --------------------------------------
                                                     (Unaudited)
Earnings Available for Fixed Charges
Income before income taxes,
  extraordinary items and cumulative
  effect of changes in accounting
  principles                           $  852     538     511     451   1,187
Distributions in excess of (less than)
  equity in earnings of less-than-
  fifty-percent-owned companies             2       9      (3)      1       7
Fixed charges, excluding
  capitalized interest and the
  portion of the preferred dividend
  requirements of a subsidiary not
  previously deducted from income*        340     363     442     631     665
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                                       $1,194     910     950   1,083   1,859
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Fixed Charges
Interest and expense on
  indebtedness, excluding
  capitalized interest                 $  266     290     392     460     622
Capitalized interest                       15      11      16      37      17
Preferred dividend requirements
  of a subsidiary                          56      71       3       -       -
One-third of rental expense,
  net of subleasing income,
  for operating leases                     32      30      38      34      29
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                                       $  369     402     449     531     668
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Ratio of Earnings to Fixed Charges        3.2     2.3     2.1     2.0     2.8
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*Includes amortization of capitalized interest totaling approximately
 $10 million, $11 million, $10 million, $137 million and $14 million in 1994, 1993, 1992, 1991 and 1990, respectively. For 1991, the amount includes approximately $120 million of capitalized interest associated with the writedown of offshore California investments.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, and the $400 million loan was amended. Consolidated interest expense includes interest attributable to the LTSSP borrowings of $1 million, $1 million, $1 million, $13 million and $10 million in 1994, 1993, 1992, 1991 and 1990, respectively.